UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Shoals Technologies Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

82489W107

(CUSIP Number)

David Cox

Legal Representative

150 Third Avenue South, Suite 2800

Nashville, TN 37201

(615) 742-6299

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Dean Solon
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization American

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 62,500 (see item 5)
	8	Shared Voting Power 3,675,247 (see item 5)
	9	Sole Dispositive Power 62,500 (see item 5)
	10	Shared Dispositive Power 3,675,247 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,737,747 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2% (1) (see item 5)
14	Type of Reporting Person PN

(1)

All percentages calculated in this Schedule 13D are based upon an aggregate of 167,497,458 shares of Class A Common Stock issued and outstanding as disclosed in the Issuer’s final prospectus (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on March 9, 2023 in connection with the 2023 Offering (as defined below).

1	Names of Reporting Persons Solon Holdco I, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 3,675,247 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 3,675,247 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,675,247 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2% (1) (see item 5)
14	Type of Reporting Person PN

(1)	All percentages calculated in this Schedule 13D are based upon an aggregate of 167,497,458 shares of Class A Common Stock issued and outstanding as disclosed in the Issuer’s Final Prospectus.

1	Names of Reporting Persons Solon Holdco II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 3,675,247 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 3,675,247 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,675,247 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2% (1) (see item 5)
14	Type of Reporting Person PN

(1)	All percentages calculated in this Schedule 13D are based upon an aggregate of 167,497,458 shares of Class A Common Stock issued and outstanding as disclosed in the Issuer’s Final Prospectus.

1	Names of Reporting Persons Solon Holdco III, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 3,675,247 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 3,675,247 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,675,247 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.2% (1) (see item 5)
14	Type of Reporting Person OO

(1)	All percentages calculated in this Schedule 13D are based upon an aggregate of 167,497,458 shares of Class A Common Stock issued and outstanding as disclosed in the Issuer’s Final Prospectus.

This Amendment No. 4 (“Amendment”) amends and supplements the statement on Schedule 13D, as previously amended (collectively, the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”) related to the Class A Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

This Amendment amends and restates the first sentence of the last paragraph of Item 1 of the Original Schedule 13D in its entirety as set forth below:

As of March 10, 2023, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned that number of shares of Class A Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background

This Amendment amends and restates Item 2 of the Schedule 13D in its entirety as set forth below:

This Schedule 13D is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement filed as Exhibit 1 to the Original Schedule 13D and incorporated herein by reference:

(1)	Dean Solon, an American citizen (“Founder”);

(2)	Solon Holdco I, LLC, a Tennessee limited liability company, formerly Solon Holdco I, GP, a Delaware general partnership (“Holdco I”);

(3)	Solon Holdco II, LLC, a Tennessee limited liability company, formerly Solon Holdco II, GP, a Delaware general partnership (“Holdco II”); and

(4)	Solon Holdco III, LLC, a Delaware limited liability company (“Holdco III”).

The business address of each of the Reporting Persons is 1400 Shoals Way, Portland, Tennessee 37148. The Founder founded the Issuer in 1996. He continues to be a significant shareholder of the Issuer. Holdco I, Holdco II and Holdco III (the “Solon Entities”) act as holding companies of economic interests in the Issuer.

The Solon Entities are beneficially owned by the Founder. Holdco I is controlled by its managers, including the Founder, and Holdco III. Holdco II is controlled by its managers, including the Founder, and Holdco III. Holdco III is fully owned by the Founder.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as set forth below:

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D, as of the date hereof are incorporated herein by reference.

The Reporting Persons, through the Founder, Holdco I and Holdco II, as parties to the Stockholders’ Agreement, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 2.2% of the Common Stock issued and outstanding, based on the aggregate number of shares of Class A Common Stock held by the Reporting Persons. All percentages calculated in this Schedule 13D are based upon an aggregate of 167,497,458 shares of Class A Common Stock issued and outstanding as disclosed in the Final Prospectus.

The Reporting Persons have the shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition of all 3,737,747 shares of Class A Common Stock described in the cover page of this Schedule 13D.

(c) Except as disclosed in Item 6 of this Schedule 13D (which is incorporated herein by reference), and as reported on the Forms 4 jointly filed by the Reporting Persons with the SEC on March 8, 2023 and March 10, 2023, none of the Reporting Persons effected any transaction in securities of the Issuer in the past 60 days.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A Common Stock beneficially owned by the Reporting Persons.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Amendment adds the text set forth below immediately after the final paragraph under the subheading “Follow-on Offering” in Item 6 of the Original Schedule 13D:

2023 Offering

On March 7, 2023, Holdco I and Holdco II, as selling stockholders, entered into an Underwriting Agreement (the “Underwriting Agreement”), by and among the Issuer, Parent, Holdco I, Holdco II, and Morgan Stanley & Co. LLC (the “Underwriter”), relating to the public offering of an aggregate 24,501,650 shares of Class A Common Stock by Holdco I and Holdco II (collectively, the “2023 Offering”). The Underwriting Agreement contains customary representations, warranties, covenants and indemnification obligations of Holdco I and Holdco II, as well as other customary provisions. Pursuant to the Underwriting Agreement, Holdco I and Holdco II granted the Underwriters an overallotment option (the “Overallotment Option”) to purchase up to an additional 3,675,247 shares of Class A Common Stock.

The 2023 Offering was made pursuant to the Issuer’s automatic shelf registration statement on Form S-3 (File No. 333-268610) that became effective under the Securities Act of 1933, as amended, when filed with the SEC on November 30, 2022, and a related prospectus supplement dated March 7, 2023, and filed with the SEC on March 9, 2023. The 2023 Offering closed on March 10, 2023.

In connection with the 2023 Offering, Holdco I, Holdco II and Founder entered into lock-up agreements, copies of which are filed as Exhibits 4, 5, and 6 to this Schedule 13D (the “2023 Lock-Up Agreements”), respectively, with the Underwriters pursuant to which Holdco I, Holdco II, and Founder, subject to certain exceptions, for a period of 90 days after the date of the Final Prospectus, may not, without the prior written consent of the Underwriter, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, or any common units of Parent, or any options or warrants to purchase any shares of Common Stock or common units of Parent, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or any common units of Parent (such options, warrants or other securities, collectively, “Derivative Instruments”), including without limitation any such shares, units or Derivative Instruments now owned or hereafter acquired by Holdco I, Holdco II, or Founder (collectively, the “2023 Lock-Up Securities”), (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the undersigned or someone other than the undersigned), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of the 2023 Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Common Stock or other securities, in cash or otherwise (any such sale, loan, pledge or other disposition, or transfer of economic consequences, or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.

The description of the 2023 Lock-Up Agreements in this Item 6 of this Schedule 13D is a summary only and is qualified in its entirety by the actual terms of the 2023 Lock-Up Agreements, copies of which are filed as Exhibits 4, 5, and 6 to this Schedule 13D.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

1	Joint Filing Agreement, dated February 5, 2021, by and among Dean Solon, Solon Holdco I, GP, Solon Holdco II, GP, and Solon Holdco III, LLC (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D (File No. 005-92080) filed on February 5, 2021)*

2	Third Amended and Restated Limited Liability Company Agreement, dated as of January 29, 2021, by and among Shoals Parent LLC, Dean Solon and Shoals Management Holdings LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)*

3	Amendment No. 1 to the Third Amended and Restated Limited Liability Company Agreement of Shoals Parent LLC, dated December 6, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K (File No. 001-39942) filed on December 6, 2022)*

4	Lock-up Agreement dated as of March 7, 2023, entered into by and between Morgan Stanley & Co. LLC and Solon Holdco I, LLC**

5	Lock-up Agreement dated as of March 7, 2023, entered into by and between Morgan Stanley & Co. LLC and Solon Holdco II, LLC**

6	Lock-up Agreement dated as of March 7, 2023, entered into by and between Morgan Stanley & Co. LLC and Dean Solon**

*	Previously filed
**	Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2023

/s/ Dean Solon
DEAN SOLON

SOLON HOLDCO I, LLC

/s/ Dean Solon
Name: Dean Solon
Title: President

SOLON HOLDCO II, LLC

/s/ Dean Solon
Name: Dean Solon
Title: President

SOLON HOLDCO III, LLC

/s/ Dean Solon
Name: Dean Solon
Title: Sole Member